ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

04046220

November 11, 2004

Johannes K. Gäbel
(212) 506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 16 2004
WASH. D.C. 185 SECTION

Re: Flughafen Wien A.G. (the "Company")
File No. 82-3907

Dear Sir or Madam:

Attached hereto is a press release which has been published by the Company since our last submission of October 13, 2004.

Should you have any questions, please do not hesitate to contact the undersigned.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
NOV 23 2004
THOMSON
FINANCIAL

dlw 11/22

DOCSNY1:1082596.1

Press Information

Vienna International Airport:
Steady two-digit traffic growth in October.

The good development of traffic continued into October with two-digit growth over the comparable prior year period in all segments.

The number of passengers rose 12.3% to 1,335,327 and transfers increased 14.0%. Flight movements showed a plus of 12.6% and maximum take-off (MTOW) weight grew 20.7%. Cargo turnover rose 21.7%.

Long-haul traffic shows a different development with a plus of 30.7% to the Far East and a decline of 4.7% was reported in travel to the USA. The Near and Middle East recorded the strongest growth with an increase of 73%.

The number of passengers handled during first ten months of 2004 increased 16.9% to 12,581,538. Transfers rose 21.2, and maximum take-off weight (MTOW) grew 18.8%. Flight movements increased 14.8% and cargo volume 22%.

	October 2004	Change in %	January to October 2004	Change in %
Passengers:	1,335,327	+12.3	12,581,538	+16.9
Transfer passengers:	457,210	+14.0	4,367,104	+21.2
Maximum take-off weight (in tonnes):	548,470	+20.7	5,212,968	+18.8
Flight movements (arrival + departure):	19,705	+12.6	188,283	+14.8
Cargo in tonnes (air cargo and trucking):	19,476	+21.7	172,045	+22.0

For additional information contact: Hans Mayer (+43-1-)7007-23000

30/04 .... M/MY .... 11. November 2004